KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

November 19, 2020

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Gateway Garage Partners LLC

Offering Statement on Form 1-A
File No. 024-11344

Dear Ms. Gorman:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission the “Commission “) with respect to the Company’s Offering Statement on Form 1-A filed on October 16, 2020 (the “Offering Statement”), as set forth in your letter dated November 3, 2020 addressed to Mr. Charles Follini, President (the “Comment Letter”).  The Company is concurrently filing Amendment No. 1 to the Offering Statement (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to the Amendment.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Form 1-A filed October 16, 2020

General

1.	We note that clause 3.c of your subscription agreement provides: “Subscriber also understands that an investment in the Company involves significant risks and understands all of the risk factors relating to the purchase of Units.” Please revise your subscription agreement to remove the representation that an investor has “read” “reviewed” or “understands” the contents of the offering statement.

November 19, 2020 Page 2

Response: In response to the Staff’s comment, the Company has revised the language in Sections 3.b and 3.c of the Subscription Agreement to remove the representations referenced in the Staff’s comment.

2.	We note that clause 5 in Annex A of your subscription agreement permits individuals to purchase your securities using credit cards. Please add disclosure explaining how you will process subscriptions made by credit card. For example, disclose who will process credit card subscriptions, the amount of processing fees or other charges associated with credit card subscriptions, and whether the company or investors will pay such fees. Please add risk factor disclosure as appropriate to discuss the risks associated with acquiring securities using debt.

Response: In response to the Staff’s comment, the Company hereby advises the Staff that the Company will not accept credit card payments for its Units and, therefore, has removed the reference to credit cards from Section 5 of Annex A to the Subscription Agreement.

3.	We note clauses 10 and 11 in your subscription agreement. Please revise your offering circular to: 1) describe the jury waiver and arbitration provisions, including how it will impact your investors; 2) describe any questions as to enforceability under federal and state law; 3) clarify whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering; 4) to the extent the provisions apply to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, the investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and 5) clarify whether purchasers of interests in a secondary transaction would be subject to these provisions.

Response: In response to the Staff’s comment, the Company has deleted Sections 10 and 11 of the Subscription Agreement, and as a result, respectfully advises the Staff that the Company believes that the additional disclosure suggested by the Staff is not applicable.

4.	We note that you indicate on page 18 that the OpCo Manager relied on an appraisal by Archstone Group. Please include a consent from Archstone Group as an exhibit to your offering statement. Refer to Item 17(11) of Part III of Form 1-A for guidance.

Response: In response to the Staff’s comment, the Company has included a consent from Archstone Group as Exhibit 11.3 to the Amendment.

5.	We note that you have filed the draft offering statements as exhibits; however, it does not appear that you have filed the non-public correspondence. Please file all non-public correspondence submitted by or on behalf of you pursuant to Item 15(a) as Part III of Form 1-A. Submission of an amendment with such correspondence filed as an exhibit will begin the running of the 21-day pre-qualification period. Please refer to Rule 252(d) of Regulation A and Securities Act Rules Compliance and Disclosure Interpretation 182.01 for guidance.

November 19, 2020 Page 3

Response: In response to the Staff’s comment, the Company has submitted all non-public correspondence through the filing of an amendment to its offering statement with the SEC on November 10, 2020.

Cover Page

6.	We are unable to locate part of your response to comment 4 in our letter dated June 17, 2020, and therefore reissue our comment in part. We note that you intend to place funds in an escrow account. Please file the escrow agreement in accordance with Item 17(6) of Part III of Form 1-A.

Response: In response to the Staff’s comment, the Company has filed the form of escrow agreement as Exhibit 6.6 to the Amendment.

Financial Statements of 181 High Street, page F-8

7.	Please revise your filing to include updated interim financial statements for 181 Hight Street LLC. Reference is made to paragraph (b)(7) of Part F/S of Form 1-A

Response: In response to the Staff’s comment, the Company has revised the financial statements to include the interim financial statements requested by the Staff’s comment.

Exhibits

8.	We note that your Independent Auditors’ Consent filed as exhibit 11.1 references their report of 181 High Street LLC dated May 15, 2020. However, the report included on page F-10 is dated May 14, 2020. Please obtain and file an updated consent from your independent auditor that references the correct dates of their report.

Response: In response to the Staff’s comment, the Company has revised the auditors’ consent to reference the correct date.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles Follini

Gateway Garage Partners LLC